787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 11, 2022

The Addressees Listed on Schedule I Hereto

100 Bellevue Parkway

Wilmington, DE 19809

Ladies and Gentlemen:

The Acquiring Fund and each Target Fund listed on Schedule I hereto have requested our opinion as to certain federal income tax consequences of the Acquiring Fund’s proposed acquisition of the assets of each Target Fund pursuant to an Agreement and Plan of Reorganization dated as of April 8, 2022 (each, a “Plan”). Pursuant to each Plan, (i) the Acquiring Fund will acquire substantially all of the Target Fund’s assets (the “Assets”) and assume substantially all of the Target Fund’s liabilities (the “Assumed Liabilities”) in exchange solely for newly issued common shares and Variable Rate Muni Term Preferred Shares (“VMTP Shares” and together with such common shares, the “Acquiring Fund Shares”) of the Acquiring Fund, which will be distributed to the common shareholders (although cash may be distributed in lieu of fractional common shares) and holders of VMTP Shares, respectively, of the Target Fund, and (ii) the Target Fund will terminate its registration under the Investment Company Act of 1940, as amended, and liquidate, dissolve and terminate in accordance with its charter and Maryland law (all the foregoing transactions with respect to the Acquiring Fund and a Target Fund being referred to herein collectively as a “Reorganization”). For ease of reference, the remainder of this opinion refers to a single “Target Fund,” “Plan” and “Reorganization.” The Acquiring Fund and Target Fund are referred to together as the “Funds.” Prior to the Closing Date of the Reorganization, the Target Fund issued VMTP Shares, with terms substantially identical to the terms of the Acquiring Fund’s outstanding VMTP Shares and used the proceeds from such issuance to redeem all of Target Fund’s outstanding Variable Rate Demand Preferred Shares (“Target Fund VRDP Shares”). This opinion is being delivered pursuant to Sections 8(h) and 9(i) of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

The Addressees Listed on Schedule I Hereto

April 11, 2022

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and Target Fund set forth in the Joint Proxy Statement/Prospectus for common shareholders of the Funds filed as part of the Acquiring Fund’s registration statement on Form N-14 (the “Registration Statement”), the Proxy Statement for holders of Target Fund VRDP Shares and Acquiring Fund VMTP Shares filed on Schedule 14A by the Funds (the “Proxy Statement”) and representations made in letters from the Target Fund and Acquiring Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

1.

The Target Fund’s transfer to the Acquiring Fund of all the Assets solely in exchange for Acquiring Fund Shares and Acquiring Fund’s assumption of the Assumed Liabilities, followed by Target Fund’s distribution of such Acquiring Fund common shares and VMTP Shares to its common shareholders and VMTP holders, respectively, and the termination, dissolution and complete liquidation of the Target Fund, all pursuant to the Plan, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities.

3.

No gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or upon the distribution of Acquiring Fund Shares to the Target Fund shareholders in exchange for their Target Fund shares in complete liquidation of the Target Fund.

4.	No gain or loss will be recognized by the Target Fund shareholders upon their receipt of Acquiring Fund Shares in exchange for their Target Fund shares in the Reorganization.

5.

The aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder.

The Addressees Listed on Schedule I Hereto

April 11, 2022

6.

The holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the holding period of the Target Fund shares exchanged therefor, provided that such Target Fund shareholder held the Target Fund shares as capital assets at the time of the Reorganization.

7.

The basis of each Asset transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such Asset in the hands of the Target Fund immediately prior to the transfer increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Fund upon the transfer.

8.

The holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period).

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized (i) upon the close of the taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Joint Proxy Statement/ Prospectus included as part of the Registration Statement.

Very truly yours,

/s/ Willkie Farr & Gallagher LLP

SCHEDULE I

Acquiring Fund	Ticker	Type of Entity
BlackRock MuniHoldings California Quality Fund, Inc.	MUC	Maryland corporation

	Target Fund	Ticker	Type of Entity
1.	BlackRock MuniYield California Fund, Inc.	MYC	Maryland corporation

2.	BlackRock MuniYield California Quality Fund, Inc.	MCA	Maryland corporation